February 25, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: Mira Qon Corporation

Registration Statement on Form S-1 Filed December 16, 2025

File No. 333-292161

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated January 27, 2026 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Cruz Membreno Lauro Roldan, President of the Company, with respect to the Registration Statement on Form S-1 (File No. 333-292161) that was initially submitted to the Commission on December 16, 2025 (the “Registration Statement”). The Company is submitting Amendment No. 1 to the Company’s Registration Statement (“Amendment No. 1”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments.

Registration Statement on Form S-1

Risk Factors

Our operations may be disrupted by technological challenges or failures in our API service and database..., page 13

1. You state on page 13 that “your service relies on AI technologies and automated data processing to generate pricing estimates and other outputs.” Please expand your disclosure to discuss how your product uses AI and specify whether you use proprietary or third-party open-source algorithms and include related risk factor disclosure.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on page 13 to further describe how our product uses AI and automated data processing to generate pricing estimates and other outputs. We also clarified that we utilize a combination of third-party and open-source frameworks and components together with proprietary workflows and business logic, and we added related risk factor disclosure regarding reliance on third-party and open-source AI tools and the potential operational, legal, and reputational risks associated with inaccuracies, limitations, and changes in such technologies.

Management’s Discussion and Analysis or Plan of Operations Plan of Operations, page 22

2. We note your disclosure about the company’s plan of operations. Please expand your disclosure to discuss the anticipated costs of each phase of your operations as well as any challenges you anticipate in implementing your business plan.

RESPONSE: We respectfully advise the Staff that we have expanded the disclosure in the “Plan of Operations” section to provide anticipated costs for each phase of our operations, including service enhancement, API development and integration, database expansion, monetization and subscription implementation, marketing, and general administrative activities. We have also included discussion of potential challenges for each phase, such as technical integration issues, maintaining data accuracy, variability in customer adoption, marketing effectiveness, and unforeseen operational or regulatory costs. These revisions are intended to fully address the Staff’s comment.

Description of Business Competitive Strengths, page 31

3. You state on page 31, that “the company’s roadmap includes expansion into Canada, Mexico and select European countries." We also note you are a development-stage enterprise that has limited working capital and received a going concern opinion. Please revise your disclosure to provide a reasonable basis for your planned expansion or revise to clarify the scope of your plans including timeframes.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure in the “Competitive Strengths” and “Future Development Roadmap” sections to remove references to expansion into Canada, Mexico, and select European countries.

Description of Securities, page 38

4. Please expand the disclosure of your common stock to discuss any voting or liquidation rights. Refer to Item 202 of Regulation S-K.

RESPONSE: We have revised the “Description of Securities” section to expand the discussion of the rights associated with our Common Stock.

General

5. The address you disclose as your business address appears to be a virtual office that provides mail forwarding services. Please clarify your disclosure and indicate where you conduct your business operations in light of the fact that your management resides in Spain.

RESPONSE: We have updated the disclosure in the Registration Statement to clarify that the Company’s business operations are conducted virtually. Management oversees operations from Spain. The Company’s primary registration address in Missouri is used for correspondence purposes only and does not reflect a physical location where the Company’s day-to-day operations are conducted.

6. We note your disclosure that "we are not a 'shell Company' within the meaning of Rule 405;" however, it appears from your disclosure that you may be a shell company pursuant to Rule 405 under the Securities Act. In this regard, we note that you have no revenue, no customers or employees, and nominal operations. We also note that significant steps remain to commence your business plan. Please revise to explicitly disclose your status as a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Alternatively, explain to us why this is not necessary.

RESPONSE: Mira Qon respectfully advises that it does not believe it meets the definition of a shell company under Rule 405 of the Securities Act. Although the Company is currently in the development stage and has not yet generated revenue, it is actively pursuing its business plan to deliver real-time construction materials pricing across the United States.

The Company owns proprietary technology, including API infrastructure that provides real-time pricing data. The core application programming interface (“API”) was completed on February 3, 2026, and has since been deployed on the Company’s website, where it is currently commercially available to users (accessible at https://prices.miraqon.com). Pricing data is updated periodically as new market information becomes available, and the Company regularly refreshes its database to maintain commercially relevant and current pricing insights.

Under Securities Act Release No. 33-8869, foot note 172, with respect to a “startup company”, which Mira Qon is, “as [the Commission believes] such a company does not meet the condition of having ‘no or nominal operations.’” Mira Qon’s development activities, including product preparation, system implementation, and the commercial launch of its API, demonstrate ongoing operational engagement and commitment to executing its business strategy.

In light of these activities, the Company does not believe it is subject to disclosures typically associated with shell companies, such as Form S-8 limitations, Rule 144 restrictions, or reduced market liquidity.

Thank you.

MIRA QON CORPORATION

By: /s/ Cruz Membreno Lauro Roldan

Name: Cruz Membreno Lauro Roldan
Title: President, Treasurer and Secretary
(Principal Executive, Financial and Accounting Officer)